Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200
August 17, 2009
VIA EDGAR AND FEDERAL EXPRESS
Ms. Tabatha Akins
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720
Re:	AmSurg Corp. Item 4.02 Form 8-K Filed August 10, 2009 File No. 000-22217
Dear Ms. Akins:
     On behalf of our client, AmSurg Corp., a Tennessee corporation (the “Company”), we are writing in response to the comment contained in your letter dated August 13, 2009 (the “Comment Letter”) with respect to the Company’s Current Report on Form 8-K (the “Form 8-K”) as filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2009. The numbering of the paragraph below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics.
1. Your filing was incorrectly tagged as an Item 4.01 8-K. Please amend your filing to change the Item Tag to Item 4.02 8-K.
     The Company has filed an amendment to the Form 8-K on Form 8-K/A to change the Item Tag to 4.02.
     The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;
     2. The staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Tabatha Akins
August 17, 2009

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further comments or questions to me via telephone at (615) 742-6236 or facsimile at (615) 742-2736.

Respectfully submitted,
/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Ms. Claire Gulmi (AmSurg Corp.) Mr. Kevin Eastridge (AmSurg Corp.) Ms. Anissa Nelson-Carlisle (Deloitte & Touche LLP)